04034141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-16421

A. Full title of the Plan and the address of the Plan if different from that of the issuer named below:

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK OF MARYLAND

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PROVIDENT BANKSHARES CORPORATION
114 E. LEXINGTON STREET
BALTIMORE, MD 21202

REQUIRED INFORMATION

The Employees' Retirement Savings Plan of Provident Bank of Maryland is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Item 4 of Form 11-K, the Plan hereby provides its financial statements and schedules in accordance with the financial reporting requirements for ERISA.

KPMG

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK OF MARYLAND

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK OF MARYLAND

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Schedule H, Item 4(a) – Schedule of Delinquent Participant Contributions – Year ended December 31, 2003	8
Schedule H, Item 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2003	9

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Employees' Retirement Savings Plan of Provident Bank of Maryland:

We have audited the accompanying statements of net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank of Maryland (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2003 and 2002, and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management and have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 18, 2004

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK OF MARYLAND

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments:		
Investments, at fair value (note 3)	$ 60,560,280	48,675,301
Participant loans receivable (note 3)	1,206,869	1,181,159
Total investments	61,767,149	49,856,460
Receivables:		
Participants' contributions	202	115,646
Employer's contributions	184	56,975
Accrued income	832	983
Total receivables	1,218	173,604
Net assets available for benefits	$ 61,768,367	50,030,064

See accompanying notes to financial statements.

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK OF MARYLAND

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Investment income (loss):		
Interest and dividends	$ 695,196	719,132
Net appreciation (depreciation) in fair value of investments (note 3)	11,033,499	(4,208,105)
	11,728,695	(3,488,973)
Contributions:		
Participant	2,933,231	3,103,867
Employer	1,522,252	1,619,823
	16,184,178	1,234,717
Benefits paid to participants	4,433,715	3,183,445
Administrative expenses	12,160	9,125
Net increase (decrease) in net assets available for benefits	11,738,303	(1,957,853)
Net assets available for benefits:		
Beginning of period	50,030,064	51,987,917
End of period	$ 61,768,367	50,030,064

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Basis of presentation*

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank of Maryland (the Plan) and the changes in those net assets.

(b) *Plan Management*

Effective January 1, 2002, Fidelity Management Trust Company (Fidelity) was appointed as the Plan's new trustee and custodian and Fidelity Investments Institutional Operations Company, Inc. was appointed as the Plan's recordkeeper. At that time, all Plan assets were transferred to Fidelity.

(c) *Investments*

The Plan's investments are valued at fair value based on quoted market information except its stable value investments, which are valued at net unit value as determined by the trustee to be an approximation of fair value. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the period in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) *Administrative Expenses*

Provident Bank of Maryland (the Plan Sponsor) pays all of the Plan's administrative expenses. The expenses disclosed in the statements of changes in net assets available for benefits are loan administration expenses, which are deducted directly from the individual participant's account.

(e) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f) *Benefits*

Benefits are recorded when paid.

(Continued)

(2) General Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan covering all full-time and certain part-time employees of Provident Bank of Maryland after completion of six months of service. It is subject to the provisions of ERISA.

Employee contributions are voluntary and may range from 1% to 20% (or 6% for highly compensated employees) of the participant's base salary plus commissions for products sold. These contributions are invested, at the participant's election, into various investment options offered by the Plan. The Plan Sponsor contributes a matching amount equal to 100% of the employee's contributions up to the first 3% of the employee's compensation and 50% of the employee's contributions on the next 3% of the employee's compensation, up to a maximum of 6% of the employee's compensation. The Plan Sponsor's contributions are allocated in the same manner as the participant's contributions.

Each participant's account is credited with the participant's contribution and an allocation of the Plan Sponsor's contribution and Plan earnings. Allocations are based on participant contributions and fund earnings on account balances. The benefit to which a participant is entitled is that portion of the participant's account which is vested.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Plan Sponsor contributions plus earnings thereon become vested at the time the contributions are made to the Plan.

Participants or their beneficiaries will receive lump sum distributions in the event of retirement, death, or disability. Employee contributions and pre-1989 vested Plan Sponsor contributions made under the matching feature of the Plan may only be withdrawn by current employees for financial hardship, retirement, death, or disability.

A terminating member of the Plan is paid the current value of his/her vested balance in the Plan as of the end of the quarter during which payment is requested, but must forfeit any nonvested portions of their account. In accordance with the terms of the Plan, any forfeitures of Plan Sponsor contributions will be used to reduce future Plan Sponsor contributions. In 2003 and 2002, Plan Sponsor contributions were offset by $13,251 and $10,865, respectively, from forfeited non-vested accounts.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the outstanding principal loan. Loan terms range from 1 – 10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

(Continued)

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, resulting in 100% vesting of the interests of all participants. The assets of the Plan remaining after payment of liquidation expenses are to be allocated for the payment of benefits.

(3) Investments

The following table presents the fair values of investments at December 31, 2003 and 2002. Those investments that represent 5% or more of the Plan's net assets at December 31, 2003 and/or 2002 are indicated by an "*":

		2003	2002
Investments:			
Fidelity Institutional Fund	$	1,042,029	840,554
Provident Bankshares Corporation Stock*		23,684,392	20,381,314
Fidelity Advisor Stable Value Portfolio*		11,793,530	9,791,724
Fidelity Advisor Intermediate Bond Fund		1,552,677	1,378,660
Fidelity Advisor Balanced Fund*		4,010,718	3,378,787
AIM Basic Value Fund		685,238	497,108
Fidelity Advisor Dividend Growth Fund*		7,194,187	5,933,267
Legg Mason Value Trust, Inc.*		4,780,782	3,147,100
Fidelity Advisor Equity Growth Fund		2,364,626	1,589,705
Fidelity Advisor Overseas Fund		575,901	98,277
Fidelity Advisor Value Strategies Fund		804,224	286,733
Fidelity Advisor Small Cap Fund		2,071,976	1,352,072
		60,560,280	48,675,301
Participant loans receivable		1,206,869	1,181,159
	$	61,767,149	49,856,460

During 2003 and 2002, the Plan's investments appreciated (depreciated) in value as follows:

		2003	2002
Common stock	$	6,078,621	(65,796)
Mutual funds		4,954,878	(4,142,309)
	$	11,033,499	(4,208,105)

(4) Federal Income Tax Exemption

The Internal Revenue Service issued its latest determination letter on August 9, 2001, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. The Plan and its underlying trust have been amended since the date of the determination letter. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(Continued)

(5) Transactions with Parties-in-Interest

During the years ended December 31, 2003 and 2002, the Plan invested in a common/collective trust fund and several mutual funds with Fidelity, the trustee and custodian of the Plan. Fees paid by the Plan Sponsor for these services totaled $11,790 and $4,277 for the years ended December 31, 2003 and 2002, respectively.

The Plan also invests in shares of Provident Bankshares Corporation Stock.

(6) Reconciliation to Form 5500

In 2002, participant and employer contributions of $97,174 and $57,132, respectively, were included in the Form 5500 and excluded from participant and employer contributions in the accompanying financial statements.

In 2003, deemed distributions were excluded from participant loans receivable in the Form 5500 but included in the accompanying financial statements. Following is a reconciliation of participant loans receivable, investment income (loss) and benefits paid to participants:

Participant loans receivable per financial statements	$	1,206,869
Deemed distributions of participant loans		(26,837)
Participant loans receivable per Form 5500	$	1,180,032
Investment income (loss) per financial statements	$	11,728,695
Interest on deemed distributions of participant loans		(1,805)
Investment income (loss) per Form 5500	$	11,726,890
Benefits paid to participants per financial statements	$	4,433,715
Deemed distributions of participant loans		(35)
Benefit payments and certain deemed distributions of participant loans per Form 5500	$	4,433,680

(7) Plan Amendments

Effective April 16, 2003, the Plan was amended to comply with several changes in federal law (commonly known as "GUST"). Effective September 1, 2003, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001.

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK OF MARYLAND

Schedule H, Item 4(a) — Schedule of Delinquent Participant Contributions

Year ended December 31, 2003

Identity of party involved	Relationship to Plan	Description of transaction	Current value
Provident Bank of Maryland	Plan sponsor	Late deposit of participant contributions	$ 386

See accompanying report of independent registered public accounting firm.

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK OF MARYLAND

Schedule H, Item 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2003

Description		Current value
Money market fund:		
Fidelity Institutional Fund*	$	1,042,029
Common stock:		
Provident Bankshares Corporation Stock*		23,684,392
Common/collective trust:		
Fidelity Advisor Stable Value Portfolio*		11,793,530
Registered investment companies:		
Fidelity Advisor Intermediate Bond Fund*		1,552,677
Fidelity Advisor Balanced Fund*		4,010,718
AIM Basic Value Fund		685,238
Fidelity Advisor Dividend Growth Fund*		7,194,187
Legg Mason Value Trust, Inc.*		4,780,782
Fidelity Advisor Equity Growth Fund*		2,364,626
Fidelity Advisor Overseas Fund*		575,901
Fidelity Advisor Value Strategies Fund*		804,224
Fidelity Advisor Small Cap Fund*		2,071,976
Participant loans receivable*, 4% – 11% interest		1,206,869
	$	61,767,149

* Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Employees' Retirement Savings Plan of
Provident Bank of Maryland

Date: June 25, 2004

By
Dennis Starliper
Chief Financial Officer, for the
Retirement Benefits Committee, Plan
Administrator

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	PAGE
24	Consent of Accountants	

Consent of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Employees' Retirement Savings Plan of Provident Bank of Maryland:

We consent to the incorporation by reference in the registration statements (Nos. 333-106158, 333-58881, 333-34409, 333-45651, 333-90520, 333-115176 and 333-115177) on Forms S-8 of Provident Bankshares Corporation of our report dated May 18, 2004, with respect to the statements of net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank of Maryland as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2003 report on Form 11-K of the Employees' Retirement Savings Plan of Provident Bank of Maryland.

KPMG LLP

Baltimore, Maryland
June 24, 2004